United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents

Press Release
Signature Page

CVRD to capture synergies from MBR
Rio de Janeiro, May 2, 2007 — Companhia Vale do Rio Doce (CVRD) signed contracts with its Japanese partners on Empreendimentos Brasileiros de Mineração S. A. (EBM) — Nippon Steel Corporation (NSC), JFE Steel Corporation (JFE), Itochu Corporation (Itochu), Mitsui & Co. Ltd. (Mitsui), Sumitomo Metal Industries Limited (SMI), Sumitomo Corporation (Sumitomo), Marubeni Corporation (Marubeni), Mitsubishi Corporation (Mitsubishi), Kobe Steel Limited (Kobe) and Nisshin Steel Co. Ltd. (Nisshin) — to allow the Company to exploit synergies with its subsidiary Minerações Brasileiras Reunidas S. A. (MBR).
EBM, which is 80% owned by CVRD and 20% by the Japanese partners, has as its main asset a 51% stake in MBR. MBR is controlled by CVRD, which has a 89.8% interest — directly and through its stake in EBM.
MBR produced 64.6 million metric tons (mt) of iron ore in 2006, being the fourth largest producer worldwide. MBR owns world class assets, with proven and probable iron ore reserves of 1.134 billion mt.
CVRD has agreed to buy for US$ 230.8 million the stakes of Mitsui (US$ 114.5 million), SMI (US$ 60.9 million) and Sumitomo (US$ 55.4 million) in EBM. As a result of the acquisition, CVRD will increase its share on EBM’s capital to 86.247% from the current 80%.
Simultaneously, CVRD entered into a usufruct agreement on the EBM shares owned by NSC, JFE, Itochu, Marubeni, Mitsubishi, Kobe and Nisshin, representing 13.753 % of EBM’s total capital. This agreement will transfer to CVRD during the next 30 years all rights and obligations entitled to the EBM shares, including the right to dividends. In exchange, CVRD will pay to the four partners a total of US$ 60.5 million and an annual fee of US$ 48.1 million.
The transactions announced will transfer to CVRD the effective control of 100% of MBR’s total capital for the next 30 years, allowing us to maximize our exposure to one of the best iron ore assets in the world and to exploit synergies mainly derived from the operation of mines, plants and maritime terminals, elimination of redundancies and best practices sharing, and are estimated to reach approximately US$ 500 million, on a net present value basis.
This movement is consistent with CVRD’s strategy of shareholder value creation, in this case through an increased exposure to the global iron ore market, significant cost reduction and efficiency gains.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: May 02, 2007	By: /s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations